Edward B. Crosland, Jr. D: 202-203-1088 F: 202-203-1139 ecrosland@joneswalker.com

August 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4720

Attention: David Gessert, Esq.

Re:	MainStreet Bancshares, Inc.
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-3
File No. 333-241000

Dear Mr. Gessert:

On behalf of MainStreet Bancshares, Inc. (the “Company”), we are transmitting, via EDGAR, Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 (“Amendment No. 1”).

The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, was filed with the Commission on August 12, 2020, and is incorporated by reference in Amendment No. 1.

Since we currently do not anticipate issuing a tax opinion in a prospectus supplement and there is no disclosure of tax consequences in Amendment No. 1, we have deleted the reference to a tax opinion from the exhibit list.

Should you have any questions on this filing, please all the undersigned at 202-203-1088 or Daniel H. Burd of our firm at 202-434-4673.

Very truly yours,

/s/ Edward B. Crosland, Jr.

Edward B. Crosland, Jr.

Enclosure

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